Exhibit 99.1

Pinduoduo Announces Pricing of its Offering of US$1,750,000,000 Convertible Senior Notes due 2025 and its Upsized Offering of 28,700,000 American Depositary Shares

SHANGHAI, China, November 18, 2020 — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast-growing technology platform and one of the leading Chinese e-commerce players, today announced the pricing of its public offering (the “Notes Offering”) of US$1,750 million in aggregate principal amount of  convertible senior notes due 2025 (the “Notes”), and the pricing of its upsized public offering (the “ADS Offering,” and together with the Notes Offering, the “Offerings”) of an aggregate of 28,700,000 American Depositary Shares (“ADSs”) at a price to public of US$125.00  per ADS. Each ADS represents four Class A ordinary shares of the Company, par value $0.000005 per share. The Company has granted the underwriters in the Notes Offering a 30-day option to purchase up to an additional US$250 million in aggregate principal amount of the Notes, and it has granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional 4,305,000 ADSs, in each case, solely to cover over-allotments.

The Notes will be senior, unsecured obligations of the Company and will not bear regular interest. The Company will pay special interest, if any, at its sole election as the sole remedy relating to certain failure by the Company to comply with its reporting obligations. The Notes will mature on December 1, 2025, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to December 6, 2023 unless certain tax-related events occur. On or after December 6, 2023, the Company may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the Company’s ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption, and (ii) the trading day immediately preceding the date the Company sends such notice. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on December 1, 2023 or in the event of certain fundamental changes. Prior to the close of business on the business day immediately preceding June 1, 2025, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Thereafter, the Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The initial conversion rate of the Notes is 5.2459 of the Company’s ADSs per US$1,000 principal amount of the Notes (which is equivalent to an initial conversion price of approximately US$190.63 per ADS and represents a conversion premium of approximately 52.5% above the price per ADS in the ADS Offering). The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, the Company’s ADSs (plus cash in lieu of a fractional ADS), or a combination of cash and ADSs, at its election.

The Company expects to close the Offerings on or about November 20, 2020, subject to the satisfaction of customary closing conditions. The closing of the Notes Offering is not contingent upon the closing of the concurrent ADS Offering, and the closing of the concurrent ADS Offering is not contingent upon the closing of the Notes Offering.

The Company plans to use the net proceeds from the Offerings to further strengthen its balance sheet, providing it more flexibility to fund its growth strategies.

Goldman Sachs (Asia) L.L.C. and BofA Securities are acting as joint book-running managers for the Offerings. The Offerings will be made pursuant to an effective shelf registration statement on Form F-3 previously filed with the U.S. Securities and Exchange Commission (the “SEC”). Preliminary prospectus supplements and the accompanying prospectus related to the Offerings have been filed with the SEC and are available on the SEC’s website at www.sec.gov. When available, the final prospectus supplements for the Offerings will be filed with the SEC.

The offerings of these securities may be made only by means of the prospectus supplements and the accompanying prospectus. Before you invest, you should read the prospectus supplements and the accompanying prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the Offerings. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplements and the accompanying prospectus related to the Offerings may also be obtained from:

Goldman Sachs & Co. LLC

Prospectus Department

200 West Street

New York, NY 10282, United States

Tel: +1 (866) 471-2526

Email: prospectus-ny@ny.email.gs.com

BofA Securities, Inc.,

Prospectus Department,

NC1-004-03-43,

200 North College Street, 3rd floor,

Charlotte NC 28255-0001,

United States

Tel: +1 800 294 1322

Email: dg.prospectus_requests@bofa.com

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offerings of the Notes and ADSs, and there can be no assurance that any of the offerings will be completed.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast-growing technology platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks effectively.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com